ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	August 31, 2020
Estimated average burden hours per response......12.00	

SEC FILE NUMBER
8-35185

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 AND ENDING 12/31/2017

                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: M&T Securities, Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

285 Delaware Avenue, Suite 2000

(No. and Street)

Buffalo	NY	14202
(City)	(State)	(Zip Code)

OFFICIAL USE ONLY

FIRM I.D. NO.

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jim Stark   716-842-5773

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP

(Name – if individual, state last, first, middle name)

726 Exchange Street, Suite 1010	Buffalo	NY	14210
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Richard Marsh _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of M&T Securities, Inc. _____, as of February 27 _____, 20 18 ___, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____



Notary Public

_____
Signature

President
_____
Title

TIFFANY A. FROCIONE
NOTARY PUBLIC STATE OF NEW YORK
ONONDAGA
LIC. #01FR6342219
COMM. EXP. 05/16/2020

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

M&T SECURITIES, INC.

Financial Statements and Schedules
December 31, 2017

M&T SECURITIES, INC.
Index to Financial Statements
December 31, 2017



Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholder
of M&T Securities, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of M&T Securities, Inc. as of December 31, 2017, and the related statements of income, cash flows, and changes in shareholder's equity for the year then ended, including the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of these financial statements in accordance with the auditing standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as, evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The accompanying Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission and Computation for Determination of Reserve Requirements and Information Relating to the Possession or Control Requirements Under Rule 15c3-3 are supplemental information required by Rule 17a-5 under the Securities Exchange Act of 1934. The supplemental information is the responsibility of the Company's management. The supplemental information has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange



Commission and Computation for Determination of Reserve Requirements and Information Relating to the Possession or Control Requirements Under Rule 15c3-3 are fairly stated, in all material respects, in relation to the financial statements as a whole.

PricewaterhouseCoopers LLP

Buffalo, NY
February 27, 2018

We have served as the Company's auditor since at least 1987. We have not determined the specific year we began serving as auditor of the Company.

2

M&T SECURITIES, INC.
Statement of Financial Condition
December 31, 2017
(Dollars in thousands)

Assets:

Cash on deposit with M&T Bank	$	6,281
Securities owned, at fair value		5,226
Receivable from broker		36,694
Current income taxes receivable from parent		412
Deferred income taxes		409
Due from M&T Bank		206
Other assets		4,292
Total assets	$	53,520

Liabilities:

Commissions payable	$	2,338
Deferred revenue		3,658
Other liabilities		2,745
Total liabilities		8,741

Shareholder's equity:

Common stock, no par value, 200 shares authorized, 30 shares issued and outstanding	75
Additional paid-in capital	29,391
Retained earnings	15,313
Total shareholder's equity	44,779
Total liabilities and shareholder's equity	$ 53,520

See accompanying notes to financial statements.

3

M&T SECURITIES, INC.
Statement of Income
Year Ended December 31, 2017
(In thousands)

Revenues:		
Commissions	$	50,259
Fees		34,239
Trading		5,162
Interest		338
Other		4,384
Total revenues		94,382
Expenses:		
Employee compensation and benefits		57,419
Occupancy		13,305
Clearing broker fees		884
Other		18,923
Total expenses		90,531
Income before income taxes		3,851
Income taxes		1,313
Net income	$	2,538

See accompanying notes to financial statements.

M&T SECURITIES, INC.
Statement of Cash Flows
Year Ended December 31, 2017
(In thousands)

Cash flows from operating activities:	
Net income	$ 2,538
Adjustments to reconcile net income to net cash provided (used) by operating activities:	
Stock-based compensation expense	778
Depreciation and amortization	128
Deferred income taxes	398
Net change in:	
Securities owned, at fair value	5,637
Receivable from broker	(4,614)
Current income taxes receivable from/ payable to M&T Bank	(647)
Deferred revenue	(851)
Due to/from M&T Bank	467
Other, net	802
Net cash provided by operating activities	4,636
Cash flows from investing activities:	
Capital expenditures, net	(57)
Net increase in cash and cash equivalents	4,579
Cash and cash equivalents at beginning of year	1,702
Cash and cash equivalents at end of year	$ 6,281
Supplemental disclosure of cash flow information	
Interest received during the year	$ 483
Income taxes paid during the year	1,562

See accompanying notes to financial statements.

5

M&T SECURITIES, INC.
Statement of Changes in Shareholder's Equity
Year Ended December 31, 2017
(In thousands)

	Common stock	Additional paid-in capital	Retained earnings	Total
Balance at January 1, 2017	$ 75	$ 28,533	$ 12,775	$ 41,383
Net income	—	—	2,538	2,538
Stock-based compensation expense	—	778	—	778
Stock purchase plan	—	80	—	80
Balance at December 31, 2017	$ 75	$ 29,391	$ 15,313	$ 44,779

.See accompanying notes to financial statements.

6

M&T SECURITIES, INC.
Notes to Financial Statements
December 31, 2017

1. Organization and operations

M&T Securities, Inc. ("the Company") is a wholly owned subsidiary of M&T Bank and is a registered broker-dealer with the Securities and Exchange Commission ("SEC"). The Company provides securities brokerage, investment advisory, insurance and underwriting services.

The Company has an agreement with a clearing broker under which customer account records are maintained and individual securities and mutual fund transactions are executed. The Company sells mutual funds, fixed income and other securities, and annuity and insurance products in the banking offices of M&T Bank. The mutual fund and annuity activity is either cleared utilizing the clearing broker or self-cleared directly with the mutual fund or insurance companies. Life insurance products are self-cleared directly with insurance companies.

The Company acts as both principal and riskless principal on municipal security and other fixed income government and corporate securities transactions. As principal, securities are purchased from dealers at the market rate and held until sold at a mark-up to the customer. As riskless principal, the Company purchases securities from dealers at the market rate and simultaneously delivers the securities to the customer at a mark-up. Revenues associated with these activities are included in trading revenues in the statement of income.

The Company participates in municipal securities underwriting activities as a syndicate member or as part of a selling group. The Company also acts as manager for the issuance and distribution of municipal notes and bonds. Revenues associated with these activities are included in fee revenues in the statement of income. As distributor, the Company may maintain an inventory of these municipal notes and bonds until sold.

The Company is subject to applicable federal and state securities laws and regulations, the rules of the Financial Industry Regulatory Authority and the Municipal Securities Rulemaking Board, and state insurance laws and regulations.

2. **Summary of significant accounting policies**

The financial statements of the Company have been prepared in accordance with generally accepted accounting principles ("GAAP"). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and to disclose contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

A summary of significant accounting policies used in the preparation of the financial statements follows:

Statement of cash flows

For purposes of the statement of cash flows, cash and cash equivalents consist of cash on deposit with M&T Bank.

Securities owned

Securities owned are stated at fair value. Realized gains and losses and unrealized changes in fair value of securities owned are included in trading revenues in the statement of income.

Commissions and clearing broker fees

Commissions from brokerage services, mutual funds and sales of annuities that are reasonably estimable are recorded as income on the trade date. Commissions from life insurance sales are recorded when received from the insurance companies. Trailer fees from mutual funds and annuities are accrued as earned. Underwriting fees from bond issuances are recorded when bonds are issued. Clearing broker fees and other expenses are recognized as incurred.

Stock-based compensation

Employees of the Company have been granted restricted stock awards, comprised of restricted stock and restricted stock units, and options to purchase shares of common stock of M&T Bank Corporation ("M&T"), the parent company of M&T Bank, under incentive compensation plans of M&T. In addition, a stock purchase plan provides eligible employees of M&T and its subsidiaries the right to purchase shares of M&T common stock at a discount through accumulated payroll deductions. Information regarding the incentive compensation plans of M&T is included in M&T's Annual Report (Form 10-K) as filed with the SEC.

2. Summary of significant accounting policies, continued

The Company recognizes expense for stock-based compensation using the fair value method of accounting. Stock-based compensation expense is included in employee compensation and benefits expenses in the statement of income. As of December 31, 2017, outstanding stock options and unvested restricted stock awards granted to the Company's employees totaled 2,060 (all of which were exercisable) and 11,620, respectively. The unrecognized compensation expense associated with restricted stock awards was $288,000 as of December 31, 2017 which will be recognized over a weighted-average period of approximately one year.

Furniture and equipment

Furniture and equipment are stated at cost less accumulated depreciation. Depreciation expense is computed principally using the straight-line method over the estimated useful lives of the assets, which are from three to ten years.

Income taxes

The Company is included in the consolidated federal and various combined state and local income tax returns of M&T. Pursuant to an intercompany tax sharing agreement with M&T, the Company remits tax payments to M&T Bank as if it filed a separate return and receives benefits for losses recognized in consolidation. The Company also files separate income tax returns in other state and local jurisdictions.

Deferred tax assets and liabilities are recognized for the future tax effects attributable to differences between the financial statement value of existing assets and liabilities and their respective tax bases and carry-forwards. Deferred tax assets and liabilities are measured using enacted tax rates and laws.

3. Fair value measurements

GAAP permits an entity to choose to measure eligible financial instruments and other items at fair value. The Company has not made any fair value elections at December 31, 2017.

Pursuant to GAAP, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A three-level hierarchy exists in GAAP for fair value measurements based upon the inputs to the valuation of an asset or liability.

- Level 1 — Valuation is based on quoted prices in active markets for identical assets and liabilities.
- Level 2 — Valuation is determined from quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar instruments in markets that are not active or by model-based techniques in which all significant inputs are observable in the market.

3. **Fair value measurements, continued**

- Level 3 — Valuation is derived from model-based and other techniques in which at least one significant input is unobservable and which may be based on the Company's own estimates about the assumptions that market participants would use to value the asset or liability.

The Company maintains a trading inventory, predominantly comprised of municipal notes and bonds, as both principal and riskless principal. Valuations of investments in municipal and other bonds can generally be obtained through reference to quoted prices in less active markets for the same or similar securities or through model-based techniques in which all significant inputs are observable and, therefore, such valuations have been classified as Level 2.

Due to the near maturity of short-term receivables, other amounts receivable from affiliates and commissions payable, the Company has assumed that financial statement value approximates fair value.

A summary of assets and liabilities measured at estimated fair value on a recurring basis were as follows at December 31, 2017:

	Fair Value Measurements	Level 1	Level 2	Level 3
		(In thousands)		
Financial assets:				
Cash on deposit with M&T Bank $	6,281	6,281	—	—
Securities owned	5,226	—	5,226	—
Receivable from broker	36,694	—	36,694	—
Due from M&T Bank	206	—	206	—
Financial liabilities:				
Commissions payable $	(2,338)	—	(2,338)	—

4. **Pension plans and other postretirement benefits**

The Company participates in M&T's noncontributory defined benefit and defined contribution pension plans covering substantially all full-time employees. Pension benefits accrue to participants based on their level of compensation and number of years of service. M&T makes contributions to its funded qualified defined benefit pension plan as required by government regulation or as deemed appropriate by management after considering factors such as the fair value of plan assets, expected returns on such assets, and the present value of benefit obligations of the plan. The Company recognized a net periodic pension expense in 2017 related to the defined benefit plan of $303,000. Expense recorded by the Company in 2017 related to the defined contribution plan was $1,268,000. Expenses related to the pension plans are included in employee compensation and benefits expenses in the statement of income.

4. **Pension plans and other postretirement benefits, continued**

The Company also participates in M&T's defined benefit health care and life insurance plans, which provide benefits for qualified retired employees who reached the age of 55 while working for M&T or its subsidiaries. Substantially all salaried employees are eligible to select coverage in the plans. Net postretirement benefits expense recognized by the Company in 2017 was $43,000. Such expense is included in employee compensation and benefits expenses.

Additionally, the Company participates in the M&T's retirement savings plan that is a defined contribution plan in which eligible employees may defer up to 50% of qualified compensation via contributions to the plan. The Company makes an employer matching contribution in an amount equal to 75% of an employee's contribution, up to 4.5% of the employee's qualified compensation. Employee benefits expense resulting from the Company's contributions to the RSP totaled $1,643,000 in 2017.

5. **Income taxes**

The components of income taxes were as follows:

	(In thousands)
Current:	
Federal	$ 739
State and local	176
Total current	915
Deferred:	
Federal	365
State and local	33
Total deferred	398
Total income taxes applicable to pre-tax income	$ 1,313

Total income tax expense differed from the amount computed by applying the statutory federal income tax rate to income before income taxes as follows:

	(In thousands)
Income Tax expense at statutory federal income tax rate	$ 1,348
State and city income taxes, net of federal income tax effect	136
Tax-exempt interest	(118)
Other	(53)
	$ 1,313

M&T SECURITIES, INC.
Notes to Financial Statements, continued

5. **Income taxes, continued**

Net deferred tax assets were comprised of the following:

	(In thousands)
Stock-based compensation	$ 325
Incentive compensation plans	41
Other assets	85
Gross deferred tax asset	451
Depreciation and amortization	(42)
Net deferred tax asset	$ 409

The Company believes that it is more likely than not that the deferred tax asset will be realized through taxable earnings or alternative tax strategies.

The enactment of the Tax Cuts and Jobs Act ("Tax Act") on December 22, 2017 reduced the corporate Federal income tax rate from 35% to 21% effective January 1, 2018 and made other changes to U.S. corporate income tax laws. GAAP requires that the impact of the provisions of the Tax Act be accounted for in the period of enactment. Accordingly, the incremental income tax expense recorded by the Company in 2017 related to the Tax Act was $201,000. The additional expense was largely attributable to the reduction in carrying value of net deferred tax assets reflecting lower future tax benefits resulting from the lower corporate income tax rate.

The Company also adopted new accounting guidance for share-based transactions during the first quarter of 2017. That guidance requires that all excess tax benefits and tax deficiencies associated with share-based compensation be recognized as a component of income tax expense in the income statement. Previously, tax effects resulting from changes in M&T's share price subsequent to the grant date were recorded through shareholders' equity at the time of vesting or exercise. The adoption of the amended accounting guidance resulted in a $308,000 reduction of income tax expense in 2017.

6. **Related party transactions**

Cash and cash equivalents

The Company maintains an operating checking account with M&T Bank.

Occupancy

The Company leases space within banking offices of M&T Bank. The lease agreement remains in effect until terminated by either party with ninety days written notice. Pursuant to the terms of this agreement, rent expense incurred during 2017 related to premises of M&T Bank occupied by the Company totaled $11,846,000, and was equal to 20% of adjusted gross commission and fee income earned by the Company from sales at certain banking offices,

M&T SECURITIES, INC.
Notes to Financial Statements, continued

6. Related party transactions, continued

less marketing, promotion and other expenses incurred by the Company deductible under this agreement. The Company also occupies non-banking office space in facilities owned or rented by M&T Bank. Occupancy expenses related to those facilities amounted to $1,433,000 in 2017.

Due to/from M&T Bank

Amounts payable to or receivable from M&T Bank resulting from the transactions noted herein are generally settled on a monthly basis.

Services performed or provided by the Company

Revenues for commissions and clearing broker fees associated with services performed by the Company on behalf of other affiliates of M&T are included in commissions and fee revenues in the statement of income and totaled $6,070,000 and $15,880,000, respectively, in 2017. Those affiliates included M&T, M&T Bank, Wilmington Trust, National Association Wilmington Trust Investment Management, LLC ("WTIM"), Wilmington Funds Management Corporation, Wilmington Trust Investment Advisors, Inc. and Wilmington Trust Company. Included in the commissions and fee revenues were:

- Commissions earned by the Company in 2017 included those for providing administrative services for non-qualified retirement plans, such as rollover individual retirement accounts, and for institutional and wealth customer transactions. Commission revenues related to the administrative services provided for retirement accounts totaled $3,344,000 in 2017. Commission revenues associated with institutional and wealth customer transactions were $2,487,000 in 2017.

- Commissions earned by the Company associated with trade execution of M&T's common stock repurchases totaled $239,000 in 2017.

- The majority of the fees earned from affiliates were associated with the sale and management of the M&T Bank Portfolio Architect product. During 2017, the Company received $12,945,000 for providing those services. In addition, the Company earned fees for providing services for a similar product offered to WTIM customers totaling $1,098,000 in 2017. The Company also received mutual fund shareholder services and 12b-1 fees from the Wilmington Funds, an affiliated open-end registered investment company. Those revenues totaled $1,803,000 and $34,000, respectively, in 2017.

7. Net capital requirements

Costs for data processing, personnel administration, legal and other services performed by M&T Bank on behalf of the Company are included in other expenses in the statement of income and totaled $11,606,000 in 2017. Commissions expense paid by the Company for sales of its products by M&T Bank and certain of its subsidiaries are included in employee compensation and benefits and other expenses and totaled $96,000 in 2017.

13

7. **Net capital requirements, continued**

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. The Company's net capital calculated in accordance with SEC Rule 15c3-1 (see Schedule I) was $41,043,000 at December 31, 2017, which was $40,460,000 in excess of the minimum required net capital. The Company's ratio of aggregate indebtedness to net capital was 0.21 to 1 at December 31, 2017.

8. **Contingent liabilities**

In the normal course of business, the Company executes transactions on behalf of customers. If such transactions do not settle because of failure to perform by a party to the transaction the Company may be required to discharge the obligation of the nonperforming party and, as a result, may incur a loss if the market value of the securities is different from the contract amount of the transaction. The Company has not incurred any material losses as a result of this type of nonperformance.

The Company clears certain of its securities transactions through a clearing broker on a fully disclosed basis. Pursuant to the terms of the agreements between the Company and the clearing broker, the clearing broker has the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations. As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this right. The Company has not incurred any material losses as a result of these guarantees.

The Company has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations. The Company monitors the credit standing of the clearing broker with which it conducts business.

In the normal course of business, the Company enters into underwriting commitments. At December 31, 2017 the Company had no outstanding obligations for municipal bonds and notes.

The Company is subject, in the normal course of business, to various pending and threatened legal proceedings in which claims for monetary damages are asserted. Management, after consultation with legal counsel, does not anticipate that the aggregate ultimate liability, if any, arising out of litigation pending and threatened against the Company will be material to the Company's financial position, but at the present time is not in a position to determine whether such litigation will have a material adverse effect on the Company's results of operations in any future reporting period.

M&T SECURITIES, INC.
Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission
(In thousands)

Net capital

Shareholder's equity	$	44,779
Adjustment for non-allowable assets:		
Deferred income taxes		409
Furniture and equipment		225
Various asset accounts not offset against related liabilities		2,832
Net capital before haircut on securities positions		41,313
Haircut on securities positions		270
Net capital		41,043
Required net capital (6 2/3% of aggregate indebtedness of $8,741)		583
Excess net capital	$	40,460

There is no difference in the amount of net capital presented above and the amount reported by the Company in Part II of Form X-17A-5 as of December 31, 2017

M&T SECURITIES, INC.
Computation for Determination of Reserve Requirements and Information Relating to the Possession or Control Requirements Under Rule 15c3-3
December 31, 2017

The Company claims exemption under Rule 15c3-3 of the Securities and Exchange Commission. The Company is in compliance with the conditions of exemption under paragraphs (k)(2)(i) and (ii) of Rule 15c3-3 dealing with introducing brokers.



Report of Independent Accountants

To the Board of Directors and Management of
M&T Securities, Inc.

In accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by M&T Securities, Inc. and the Securities Investor Protection Corporation ("SIPC") (collectively, the "specified parties") with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of M&T Securities, Inc. for the year ended December 31, 2017, solely to assist the specified parties in evaluating M&T Securities, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Management is responsible for M&T Securities, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of the parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures enumerated below either for the purpose for which this report has been requested or for any other purpose.

The procedures performed and results thereof are as follows:

1. Compared the listed assessment payments on page 1, items 2B and 2G of Form SIPC-7 with the respective cash disbursement records entries, as follows:

    a. Payment dated July 31, 2017 in the amount of $42,403 compared to the July 31, 2017 outgoing Citi Bank wire transfer from M&T Bank Securities Operations to SIPC and to the journal entry dated July 31, 2017 debiting General Ledger Account #4621000 Professional Services Other, obtained from Patrick McGrath/Financial Analyst/M&T Securities Inc., noting no differences.

    b. Payment dated February 20, 2018 in the amount of $8,527 compared to the February 20, 2018 outgoing Fedwire wire transfer from M&T Securities Operations to SIPC and to the journal entry dated February 20, 2018 debiting General Ledger Account #4621000 Professional Services Other, obtained from Patrick McGrath/Financial Analyst/M&T Securities Inc., noting no differences.

2. Compared the Total Revenues amount (in thousands) of $94,382 reported on page 4 of the audited Form X-17A-5 for the year ended December 31, 2017 to the Total revenue amount of $94,381,644, reported on page 2, item 2a of Form SIPC-7 for the year ended December 31, 2017, noting no differences.

3. Compared any adjustments reported on page 2, items 2b and 2c of Form SIPC-7 with the supporting schedules and working papers, as follows:

PricewaterhouseCoopers LLP, 726 Exchange Street, Suite 1010, Buffalo, NY 14210
T: (716) 856 4650, F: (716) 856 1208, www.pwc.com/us


pwc

a. Compared additions on item 2b, line 6, "Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities," of $8,469 to the Net Amount of activity within Account AMT890681 stated on the Pershing IBD Activity Summary for the period January 1, 2017 to December 31, 2017, provided by Patrick McGrath/Financial Analyst/M&T Securities, Inc., noting no differences.

b. Compared deductions on item 2c, line 1, "Revenues from the distribution of shares of a registered open-end investment company or unit investment trust, from the sale of variable annuities, form the business of insurance, from investment advisory separate accounts, rendered to registered investment companies or insurance company separate accounts, and from transactions in securities futures products," of $58,687,891 to the aggregate amounts of General Ledger Accounts #3515311 Annuities Trailers, #3515318 Fixed Annuities, #3515319 Variable Annuities, #3515306 Revenue Sharing Annuity, #3515303 12B1 Trailer Fees, #3515304 Mutual Fund Revenue, 33515305 Revenue Sharing Mutual Funds, #3517040 Direct Mail Revenue, #3521500 Insurance Revenue – 1st Year, and #3521501 Insurance Revenue – Renewal on the Hyperion MFA GLR595 Report for Company 008 (M&T Securities, Inc.) for the year ended December 31, 2017, provided by Patrick McGrath/Financial Analyst/M&T Financial Planning Analysis, noting no differences.

c. Compared deductions on item 2c, line 3, "Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions," of $884,258 to General Ledger Account #463100 Security Clearance Fees Domestic on the Hyperion MFA GLR595 Report for Company 008 (M&T Securities, Inc.) for the year ended December 31, 2017, provided by Patrick McGrath/Financial Analyst/M&T Financial Planning & Analysis, noting no differences.

d. Compared deductions on item 2c, line 6, "100% of commissions and markups earned from transactions in (i) certificates of deposits and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date," of $866,763 to the sum of a query of the Compass and Pandia Transaction File for the period from 1/1/2017 to 6/30/2017 returning Revenue from Trades of Securities with Maturities Less Than 273 Days of $378,198 and a query of the Compass and Pandia Transaction File for the period from 7/1/2017 to 12/31/2017 returning Revenue from Trades of Securities with Maturities Less Than 273 Days of $488,565, provided by Patrick McGrath/Financial Analyst/M&T Financial Analysis, noting no difference.

e. Compared deductions on item 2c, line 7, "Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to securities business (revenue defined by Section 18(9)(L) of the Act)," of $(2,419) to General Ledger Account #4878003 Gain on Sale of F/A on the Hyperion MFA GLR595 Report for Company 008 (M&T Securities, Inc.) for the year ended December 31, 2017, provided by Patrick McGrath/Financial Analyst/M&T Financial Planning & Analysis, noting no differences.

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers obtained in procedure 3, as follows:

a. Recalculated the mathematical accuracy of the SIPC Net Operating Revenues on page 2, line 2d and the General Assessment @ .0015 on page 2, line 2e of $33,953,621 and



$50,930, respectively, of the Form SIPC-7, noting a $1 difference for the SIPC Net Operating Revenues and a $0 difference for the General Assessment.

5. Compared the amount of any overpayment applied to the current assessment on page 1, item 2C of Form SIPC-7 with page 1, item 2D of the Form SIPC-6 filed for the prior period ended June 30, 2017 on which the assessment was originally computed using the prior year rate of .0025 instead of the new rate effective January 1, 2017 of .0015. This resulted in an overpayment of $16,961 on the Form SIPC-6. This overpayment was carried forward to the Form SIPC-7. No differences noted.

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's preparation of Form SIPC-7 in accordance with the applicable instructions. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of management and the Board of Directors of M&T Securities, Inc. and the Securities Investor Protection Corporation and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 27, 2018

3

SIPC-7		SIPC-7
(35-REV 6/17)		(35-REV 6/17)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

For the fiscal year ended _____
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

M&T Securities Inc.
Attn. Carol Goulding
285 Delaware Ave
Buffalo, NY 14202 - 1869

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Patri McGrath 716-851-4981

2. A. General Assessment (item 2e from page 2) $ 50,930

   B. Less payment made with SIPC-6 filed (exclude interest) (25,442)

   7/31/2017
   Date Paid

   C. Less prior overpayment applied (16,961)

   D. Assessment balance due or (overpayment) 8,527

   E. Interest computed on late payment (see instruction E) for _____ days at 20% per annum 0

   F. Total assessment balance and interest due (or overpayment carried forward) $ 8,527

   G. PAYMENT: √ the box
   Check mailed to P.O. Box ☐ Funds Wired ☐
   Total (must be same as F above) $ 8,527

   H. Overpayment carried forward $(0)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

M&T Securities, INC.
(Name of Corporation, Partnership or other organization)

_____
(Authorized Signature)

President M&T Securities, INC.
(Title)

Dated the 15 day of February 20 18.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates:
Postmarked _____ Received _____ Reviewed _____

Calculations _____ Documentation _____ Forward Copy _____

Exceptions:

Disposition of exceptions:

1

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2017
and ending 12/31/2017

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 94,381,644

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. _____

(2) Net loss from principal transactions in securities in trading accounts. _____

(3) Net loss from principal transactions in commodities in trading accounts. _____

(4) Interest and dividend expense deducted in determining item 2a. _____

(5) Net loss from management of or participation in the underwriting or distribution of securities. _____

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ~~5,708~~ 8,469 PM 2/23/18 2-23-18

(7) Net loss from securities in investment accounts. _____

Total additions 94,390,113

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. 58,687,891

(2) Revenues from commodity transactions. _____

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. 884,258

(4) Reimbursements for postage in connection with proxy solicitation. _____

(5) Net gain from securities in investment accounts. _____

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. 866,763

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). (2,419)

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): _____

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 0

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 0

Enter the greater of line (i) or (ii) _____

Total deductions 60,436,493

2d. SIPC Net Operating Revenues $ 33,953,021

2e. General Assessment @ .0015   Rate effective 1/1/2017 $ 50,930
(to page 1, line 2.A.)

2



pwc

Report of Independent Registered Public Accounting Firm

To the Board of Directors of M&T Securities, Inc.

We have reviewed M&T Securities, Inc.'s assertions, included in the accompanying M&T Securities, Inc.'s Exemption Report, in which (1) the Company identified 17 C.F.R. § 240.15c3-3(k)(2)(i) and (2)(ii) as the provisions under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (the "exemption provisions") and (2) the Company stated that it met the identified exemption provisions throughout the year ended December 31, 2017 except as described in its exemption report with respect to the exceptions listed on Appendix A to this report. The Company's management is responsible for the assertions and for compliance with the identified exemption provisions throughout the year ended December 31, 2017.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's assertions. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's assertions referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) and (2)(ii) of 17 C.F.R. § 240.15c3-3.

Pricewaterhouse Coopers LLP

February 27, 2018

PricewaterhouseCoopers LLP, 726 Exchange Street, Suite 1010, Buffalo, NY 14210
T: (716) 856 4650, F: (716) 856 1208, www.pwc.com/us



List of Exceptions reported by M&T Securities, Inc.
During the year ended December 31, 2017

Number of Exceptions	Nature of Exceptions	Dates of Exceptions
12	Checks were transmitted after 12 PM of the business day following receipt due to the Company's delay in depositing/transmitting the checks.	1/12, 2/21, 6/6(x2), 9/22, 10/3, 10/6(x2), 11/9(x2), 11/10, 11/14

M&T Securities, Inc.

285 Delaware Avenue, Suite 2000, Buffalo, NY 14202

M&T Securities, Inc.'s Exemption Report

M&T Securities, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. § 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3(k): (2)(i) and (2)(ii).

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year ended December 31, 2017 except as described below:

12	Checks were transmitted after 12 PM of the business day following receipt due to the Company's delay in depositing/transmitting the checks.	1/12, 2/21, 6/6(x2), 9/22, 10/3, 10/6(x2), 11/9(x2), 11/10, 11/14

M&T Securities, Inc.

I, Richard Marsh, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.



By: Richard Marsh
Title: President
2/27/2018